

April 14, 2010

Mail Stop 4720

By U.S. Mail and facsimile to (202) 362-2909

Maurice H. Sullivan
Chief Executive Officer
Peoples Federal Bancshares, Inc
435 Market Street
Brighton, MA 02135

> **Re:** **Peoples Federal Bancshares, Inc**
> **Peoples Federal Savings Bank 401(k) Plan**
> **Registration Statement on Form S-1**
> **Filed March 17, 2010**
> **File No. 333-165525**

Dear Mr. Sullivan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In the next amendment, please include the graphics, maps, and related captions as they will appear in the prospectus, or provide us draft copies.

2.   Confirm that you will distribute this prospectus with each proxy statement distributed to depositors and borrowers who will vote on the plan of reorganization and stock issuance.

How We Intend to Use the Proceeds From the Offering , page 10

3.   Please be as specific as possible regarding the intended uses of the net proceeds. Disclose any current plans, intentions or understandings concerning new branches, new lending or investment activities, establishing or acquiring other financial service providers, or other specific uses. Provide a timetable for any such plans. As your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-K both here and in the main section, as appropriate.

How We Determined The Offering Range, page 4

4.   Please expand to briefly discuss the downward adjustment for marketing the shares that RP Financial considered in determining the value of the company. Provide corresponding and expanded disclosure in the main section.

Market for the Common Stock, page 33

5.   Please advise us of the status of your application for trading on the Nasdaq Capital Market.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Schroeder at 202-551-3294 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3775 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: Lawrence M.F. Spaccasi
        Steven Lanter
        Luse Gorman Pomerenk & Schick, P.C.
        5335 Wisconsin Avenue, N.W. Suite 780
        Washington, D.C. 20015